FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of July, 2006

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

EXHIBIT INDEX

Exhibit No. 1   - Holding(s) in Company dated 4 July 2006
Exhibit No. 2   - Transaction in Own Shares dated 11 July 2006
Exhibit No. 3   - Transaction in Own Shares dated 13 July 2006
Exhibit No. 4   - Holding(s) in Company dated 14 July 2006
Exhibit No. 5   - Transaction in Own Shares dated 14 July 2006
Exhibit No. 6   - Transaction in Own Shares dated 17 July 2006
Exhibit No. 7   - Transaction in Own Shares dated 18 July 2006
Exhibit No. 8   - Holding(s) in Company dated 20 July 2006
Exhibit No. 9   - Transaction in Own Shares dated 21 July 2006
Exhibit No. 10  - Transaction in Own Shares dated 25 July 2006
Exhibit No. 11  - Transaction in Own Shares dated 26 July 2006

Exhibit No. 1

HANSON PLC

July 4, 2006

Holding in Company

Hanson PLC has received notification today that as at June 29, 2006, Barclays
Bank PLC, through various legal entities, has a notifiable interest in
21,552,109 ordinary shares, representing 3.01% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 2

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 11 July 2006

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 658.58p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 21,250,000 of its ordinary shares in treasury and has 715,718,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 3

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 13 July 2006

Number of ordinary shares purchased: 350,000

Volume weighted average price paid per share: 653.43p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 21,600,000 of its ordinary shares in treasury and has 715,368,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 4

Hanson PLC

July 14, 2006

Holding in Company

Hanson PLC (the "Company") has received notification today that, as at July 12,
2006, Prudential plc and certain of its subsidiary companies, have a notifiable interest in 22,856,135 ordinary shares, representing 3.19% of the issued share capital, excluding shares held in treasury, of the Company.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 5

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 14 July 2006

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 643.33p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 21,900,000 of its ordinary shares in treasury and has 715,068,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 6

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 17 July 2006

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 638.25p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 22,000,000 of its ordinary shares in treasury and has 714,968,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 7

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 18 July 2006

Number of ordinary shares purchased: 500,000

Volume weighted average price paid per share: 627.42p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 22,500,000 of its ordinary shares in treasury and has 714,468,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 8

Hanson PLC

July 20, 2006

Holding in Company

Hanson PLC has received notification today that, as of July 14, 2006, Barclays
PLC no longer has a notifiable interest in the share capital of Hanson PLC.

Yours faithfully

Paul Tunnacliffe
Company Secretary

Exhibit No. 9

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 21 July 2006

Number of ordinary shares purchased: 300,000

Volume weighted average price paid per share: 635.725p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 22,800,000 of its ordinary shares in treasury and has 714,168,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 10

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of £0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 25 July 2006

Number of ordinary shares purchased: 100,000

Volume weighted average price paid per share: 641.7p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 22,900,000 of its ordinary shares in treasury and has 714,068,849 ordinary shares in issue (excluding treasury shares).

Inquiries: Nick Swift
           Hanson PLC
           Tel: +44 (0)20 7245 1245

           Jeremy Thompson
           Hoare Govett Limited
           Tel: +44 (0)20 7678 8000

Exhibit No. 11

Hanson PLC, the international heavy building materials producer, announces that it has purchased the following number of its ordinary shares of GBP0.10 each on the London Stock Exchange from Hoare Govett Limited's affiliate, ABN AMRO, Bank
N.V., London Branch.

Date of purchase: 26 July 2006

Number of ordinary shares purchased: 200,000

Volume weighted average price paid per share: 644.74p

Hanson intends to hold the purchased shares in treasury.

Following the purchase of these shares, Hanson holds 23,100,000 of its ordinary shares in treasury and has 713,868,849 ordinary shares in issue (excluding treasury shares).

Inquiries:  Nick Swift
            Hanson PLC
            Tel: +44 (0)20 7245 1245

            Jeremy Thompson
            Hoare Govett Limited
            Tel: +44 (0)20 7678 8000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   August 1, 2006